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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
654889104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654889104	Page	2	of	18

1	NAMES OF REPORTING PERSONS: KU Learning, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	654889104	Page	3	of	18

1	NAMES OF REPORTING PERSONS: Mounte LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	654889104	Page	4	of	18

1	NAMES OF REPORTING PERSONS: ET Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

969,466 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 9,644,192 Shares outstanding as of February 12, 2007, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 12, 2006 (the “Outstanding Shares”).

CUSIP No.	654889104	Page	5	of	18

1	NAMES OF REPORTING PERSONS: Hampstead Associates, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

969,466 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 9,644,192 Outstanding Shares.

CUSIP No.	654889104	Page	6	of	18

1	NAMES OF REPORTING PERSONS: Ridgeview Associates, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

969,466 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 9,644,192 Outstanding Shares.

CUSIP No.	654889104	Page	7	of	18

1	NAMES OF REPORTING PERSONS: Blesbok LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		931,549 shares (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

931,549 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

931,549 shares (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes 345,746 Shares issuable upon conversion of Series F Convertible Preferred Stock of the Company, including payment-in-kind dividends through September 30, 2006.
(2) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(3) Based on 9,644,192 Outstanding Shares, and assumes issuance of 345,746 Shares upon conversion of Series F Convertible Preferred Stock.

CUSIP No.	654889104	Page	8	of	18

1	NAMES OF REPORTING PERSONS: Michael R. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		33,400

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,901,015 shares (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,400

WITH	10	SHARED DISPOSITIVE POWER:

1,901,015 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,934,415 shares (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 345,746 Shares issuable upon conversion of Series F Convertible Preferred Stock of the Company, including payment-in-kind dividends through September 30, 2006.
(2) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(3) Based on 9,644,192 Outstanding Shares, and assumes issuance of 345,746 Shares upon conversion of Series F Convertible Preferred Stock.

CUSIP No.	654889104	Page	9	of	18

1	NAMES OF REPORTING PERSONS: Lowell J. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,901,015 shares (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,901,015 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,901,015 shares (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 345,746 Shares issuable upon conversion of Series F Convertible Preferred Stock of the Company, including payment-in-kind dividends through September 30, 2006.
(2) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(3) Based on 9,644,192 Outstanding Shares, and assumes issuance of 345,746 Shares upon conversion of Series F Convertible Preferred Stock.

     This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998, Amendment No. 2 thereto filed with the Commission on November 10, 1999, Amendment No. 3 thereto filed with the Commission on December 31, 2002, Amendment No. 4 thereto filed with the Commission on March 14, 2003, Amendment No. 5 thereto filed with the Commission on May 28, 2003, Amendment No. 6 thereto filed with the Commission on September 10, 2003, Amendment No. 7 thereto filed with the Commission on February 23, 2004, Amendment No. 8 thereto filed with the Commission on April 3, 2006 and Amendment No. 9 thereto filed with the Commission on June 27, 2006 (together, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D, as amended through June 27, 2006. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D.
     This Amendment No. 10 is being filed to, among other things, report that as a result of the Distribution described in Item 4 below, KU Learning and Mounte no longer own any Shares and therefore after the filing of this Amendment No. 10 will cease to be Reporting Persons hereunder. Furthermore, effective February 14, 2007, ET Holdings, Hampstead, Ridgeview, Blesbok, Michael R. Milken and Lowell J. Milken (collectively, the “ET Reporting Persons”), on the one hand, and, Mollusk, Lawrence, Cephalopod, and Ellison (collectively, the “Mollusk Reporting Persons”), on the other hand, are no longer acting together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Consequently, the ET Reporting Persons and the Mollusk Reporting Persons no longer constitute a “group” as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, other than a group consisting of the ET Reporting Persons as joint filers. As a result, the Mollusk Reporting Persons are no longer covered by this Schedule 13D, which now consists solely of the ET Reporting Persons. In the future, the ET Reporting Persons intend to report their ownership and transactions in securities of the Company on this Schedule 13D.
Item 4. Purpose of the Transaction.
     The information in Item 4 is hereby amended and supplemented by adding the following thereto:
     On February 14, 2007, KU Learning distributed all of the Shares that it held directly to its sole member, Mounte, and immediately thereafter Mounte distributed such Shares to each of its members on a pro rata basis in accordance with their respective interests in Mounte. The distribution by KU Learning to Mounte, and the subsequent distribution by Mounte to its members are sometimes collectively referred to herein as the “Distribution.” As a result of the Distribution, KU Learning and Mounte no longer hold any Shares and therefore will cease to be Reporting Persons.
     Prior to the Distribution, the ET Reporting Persons and the Mollusk Reporting Persons jointly owned the Shares held by KU Learning as a result of their joint ownership of Mounte, and the ET Reporting Persons and the Mollusk Reporting Persons reported that they may be deemed to be a group with respect to such Shares. The purpose of the Distribution was to separate the ownership of the Shares previously held through KU Learning and Mounte. As a result of the Distribution, the ET Reporting Persons and the Mollusk Reporting Persons do not jointly hold any Shares, and they are no longer acting together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Nor do they have any common intentions with respect to the Shares or other securities of the Company. Consequently, the ET Reporting Persons and the Mollusk Reporting Persons no longer constitute a “group” as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, other than a group consisting of the ET Reporting Persons as joint filers.
     The ET Reporting Persons acquired the Shares in order to obtain an equity position in the Company. The ET Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein. The ET Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional Shares in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. The ET Reporting Persons may also explore one or more transactions involving the possible acquisition of additional securities, including one or more transactions with the Company, which could result in the ET Reporting Persons controlling a significantly larger portion of the equity in the Company, including possibly a majority of the ownership of the Company. The ET Reporting Persons may request representation on the Board of Directors of the Company. The ET Reporting Persons may engage in conversations with other stockholders and/or the Company concerning such opportunities. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the ET Reporting Persons might undertake will be dependent upon the ET Reporting Persons’ review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions, on-going evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investments opportunities, the actions of the management and the Board of Directors of the Company; and other future developments.
     Depending on the factors discussed herein, the ET Reporting Persons may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions.
     Although the foregoing reflects activities presently contemplated by the ET Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the ET Reporting Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented by adding the following thereto:
     Prior to the Distribution, KU Learning held 1,883,500 Shares. As a result of the Distribution, ET Holdings received and now directly holds 969,466 Shares and Michael R. Milken received and now directly holds 33,400 Shares. The other 880,633 Shares were distributed to Mollusk and other members of Mounte who are not Reporting Persons and who are not acting together with any of the ET Reporting Persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Nor do they have any common intentions with respect to the Shares or other securities of the Company. Consequently, the ET Reporting Persons and the Mollusk Reporting Persons no longer constitute a “group” as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, other than a group consisting of the ET Reporting Persons as joint filers. As a result, the Mollusk Reporting Persons are no longer covered by this Schedule 13D, which now consists solely of the ET Reporting Persons. In the future, the ET Reporting Persons intend to report their ownership and transactions in securities of the Company on this Schedule 13D.
     ET Holdings beneficially owns an aggregate of 969,466 Shares. Hampstead is the manager and a member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by ET Holdings. Ridgeview is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Hampstead. The 969,466 Shares that are beneficially owned or deemed to be beneficially owned by ET Holdings, Hampstead, and Ridgeview represent approximately 10.1% of the outstanding Shares, based on 9,644,192 Shares outstanding as of February 12, 2007, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 12, 2007 (the “Outstanding Shares”).
     Blesbok beneficially owns an aggregate of 931,549 Shares, including the 345,746 Shares which it has the right to acquire upon conversion of its shares of Series F Convertible Preferred Stock (including payment-in-kind dividends through September 30, 2006). The Shares beneficially owned by Blesbok represent approximately 9.3% of the Outstanding Shares, based on 9,644,192 Outstanding Shares, and assuming issuance of 345,746 Shares upon conversion of Series F Convertible Preferred Stock.
     Michael R. Milken and Lowell J. Milken are the managing members of Blesbok and Ridgeview, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Blesbok and Ridgeview. In addition, as a result of the Distribution, Michael R. Milken directly holds 33,400 Shares. As such, Michael R. Milken may be deemed to beneficially own an aggregate of 1,934,415 Shares, representing approximately 19.4% of the Outstanding Shares, based on 9,644,192 Outstanding Shares, and assuming issuance of 345,746 Shares upon conversion of Series F Convertible Preferred Stock. Lowell J. Milken may be deemed to beneficially own an aggregate of 1,901,015 Shares, representing approximately 19.0% of the outstanding Shares, based on 9,644,192 Outstanding Shares, and assuming issuance of 334,746 Shares upon conversion of Series F Convertible Preferred Stock.
     Blesbok also owns an aggregate of 1,063,830 shares of the Series D Preferred Stock, which are not convertible into Common Stock.
     As a result of the Distribution, KU Learning and Mounte no longer own any Shares and therefore after the filing of this Amendment No. 10 will cease to be Reporting Persons hereunder.
     Except as described in this Amendment No. 10, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D and this Amendment No. 10.
Item 7. Material Exhibits to be Filed.
     The information in Item 7 is hereby amended and supplemented by adding the following thereto:
     Exhibit 1 Joint Filing Agreement
[Signature Pages Follow]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2007	KU LEARNING, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	MOUNTE LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: February 15, 2007	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: February 15, 2007	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: February 15, 2007	/s/ Lowell J. Milken

Lowell J. Milken,
an individual

Exhibit Index
EXHIBIT INDEX
Exhibit 1           Joint Filing Agreement, dated as of February 15, 2007.

Exhibit 1
Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Nobel Learning Communities, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 15th day of February, 2007.

Dated: February 15, 2007	KU LEARNING, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	MOUNTE LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Exhibit 1

Dated: February 15, 2007	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: February 15, 2007	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: February 15, 2007	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: February 15, 2007	/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: February 15, 2007	/s/ Lowell J. Milken

Lowell J. Milken,
an individual